UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 4, 2005
(Date of earlier event reported)

Inland Retail Real Estate Trust, Inc.
(Exact name of registrant as specified in the charter)

Maryland	333-85666	36-4246655
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer I.D. No.)

2901 Butterfield Road
Oak Brook, Illinois 60523
(Address of Principal Executive Offices)

(630) 218-8000
(Registrant's telephone number including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-22(b)

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.23e-4(c)

Item 2.02.   Results of Operations and Financial Condition

On February 4, 2005, Inland Retail Real Estate Trust, Inc. (the "Company") issued a press release announcing the tax allocations of the 2004 dividend distributions on its common shares. To the extent a shareholder was a record holder of the Company common shares during 2004, the Form 1099-DIV forwarded by the Company to the shareholder will summarize the allocation of 2004 common share dividend distributions. The schedule included in the press release is provided for informational purposes only. Shareholders are advised to consult with their tax advisor about specific tax treatment of the Company's 2004 dividend distributions. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K, and is incorporated herein solely for purposes of this Item 2.02.

Item 8.01   Other Events

On February 4, 2005, the Company issued a press release announcing that it intends to appoint Registrar and Transfer Company as the Company's transfer agent, registrar and distribution agent. The transition of the Company's transfer agent is subject to the Company and Registrar and Transfer Company agreeing on the terms of such assignment and other customary terms and conditions. Although the parties anticipate that the transition will be completed in early March 2005, if the Company and Registrar and Transfer Company fail to reach agreement on the terms of the engagement, then the transition may not be consummated or may be delayed. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K, and is incorporated herein solely for purposes of this Item 8.01.

Item 9.01   Exhibits

Exhibit
Number   Description

99.1   Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INLAND RETAIL REAL ESTATE TRUST, INC.

By: /s/ Barry L. Lazarus

Name: Barry L. Lazarus

Title: President, Chief Operating Officer, and
Chief Executive Officer

Date: February 4, 2005